Exhibit 3

                             HEARING DATE AND TIME:  August 5, 2003 @ 10:00 a.m.
                                 OBJECTION DEADLINE:  August 4, 2003 @ 9:00 a.m.


WEIL, GOTSHAL & MANGES LLP
Attorneys for Debtors and Debtors in Possession
767 Fifth Avenue
New York, NY  10153-0119
Telephone: (212) 310-8000
Facsimile: (212) 310-8007
Marcia L. Goldstein, Esq. (MG 2606)
Lori R. Fife, Esq. (LF 2839)
Alfredo R. Perez, Esq.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
----------------------------------------------------x
In re                                               :
                                                    : Chapter 11 Case No.
WORLDCOM, INC., et al.,                             : 02-13533 (AJG)
                -- --                               :
                                                    : (Jointly Administered)
                           Debtors.                 :
----------------------------------------------------x

                       MOTION OF THE DEBTORS PURSUANT TO
                      SECTION 363 OF THE BANKRUPTCY CODE
                AUTHORIZING ACQUISITION OF DIGEX, INCORPORATED

TO THE HONORABLE ARTHUR J. GONZALEZ,
UNITED STATES BANKRUPTCY JUDGE:


          WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, "WorldCom"), respectfully represent:

                                  Background

          1. On July 21, 2002 (the "Commencement Date") and November 8, 2002, WorldCom, Inc. and certain of its direct and indirect subsidiaries commenced cases under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"). By Orders, dated July 22, 2002 and November 12, 2002, WorldCom's chapter 11 cases have been consolidated for procedural purposes only and are being jointly administered. WorldCom continues to operate its businesses and manage its properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On July 29, 2002, the United States Trustee for the Southern District of New York (the "U.S. Trustee") appointed the statutory committee of unsecured creditors (the "Committee").

          2. WorldCom, Inc., together with approximately 200 direct and indirect domestic subsidiaries and 200 non-debtor foreign affiliates (collectively, the "Company"), is one of the world's preeminent global communications companies that provides a broad range of communication services in over 200 countries on six continents. Through its core communications services business, which includes voice, data, Internet, and international services, the Company carries more data over its networks than any other entity. The Company is also the second largest carrier of consumer and small business long distance telecommunications services in the United States providing a broad range of retail and wholesale communications services, including long distance voice and data communications, consumer local voice communications, wireless messaging and voice services, private line services, and dial-up Internet access services.

          3. For the year ended December 31, 2001, WorldCom recorded revenue of more than $30 billion.1 As of March 31, 2002, WorldCom's books and records reflected liabilities totaling approximately $41 billion. As of June 30, 2002, WorldCom employed more than 63,900 individuals, of which approximately 57,700 were full-time employees and approximately 6,200 were part-time employees.

_______________

1 The amounts in this paragraph are stated on a consolidated basis, including WorldCom and non-debtor domestic subsidiaries only. WorldCom, Inc. has announced its intention to restate the financial statements for 2000, 2001, and the first quarter of 2002.

                                 Jurisdiction

          4. This Court has jurisdiction to consider this matter pursuant to 28 U.S.C. ss.ss. 157 and 1334. This is a core proceeding pursuant to 28 U.S.C. ss. 157(b). Venue is proper before this Court pursuant to 28 U.S.C. ss.ss. 1408 and 1409.

                             Digex, Incorporated

          5. In July 2001, WorldCom. Inc. acquired Intermedia Communications Inc. ("Intermedia"), one of the Debtors in these chapter 11 cases and a provider of integrated data and voice communications services. The primary purpose for the Company's acquisition of Intermedia was to obtain Intermedia's controlling interest in Digex, Incorporated ("Digex").

          6. Digex is a leading provider of managed hosting services. Digex services include server management, application support, managed networking services, and customer care and support services. Additionally, Digex offers value-added information technology services, such as enhanced security services, database services, high-availability services, application optimization services, stress-testing services, and consulting services. As part of these services, Digex provides for installation and maintenance of computer hardware and software, network technology, and systems management to offer its customers a broad range of managed hosting solutions.

          7. Intermedia, through its indirect wholly-owned subsidiary, Intermedia Investment, Inc. ("Intermedia Investment"), currently owns 60.7% of the outstanding shares of common stock and 93.9% of the voting rights of such common stock of Digex. Intermedia Investment is one of the Debtors in these chapter 11 cases. Specifically, Intermedia Investments owns 39,350,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Stock"), of Digex. Shares of Class B Stock vote together with shares of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Digex in matters submitted to the holders of common stock of Digex, and the rights of the holders of shares of the Class B Stock and the Class A Common Stock are the same, except that each share of Class B Stock is entitled to ten votes, where each share of Class A Common Stock is entitled to one vote, and each share of Class B Stock is convertible, at the option of its holder, into a share of Class A Common Stock.

          8. The publicly traded shares of common stock of Digex are the shares of Class A Common Stock, the outstanding shares of which represent approximately 39.3% of the common stock and approximately 6.1% of the voting rights of Digex (the "Publicly Traded Shares"). Finally, Hewlett-Packard Company ("HPC"), through its wholly-owned subsidiary HPQ Holdings, LLC ("HPQ" and, together with HPC, "HP"), holds 50,000 shares of Series A Convertible Preferred Stock of Digex, liquidation value $1,000 per share (the "Preferred Stock"), which currently is convertible into shares of Class A Common Stock representing approximately .01% of the common stock and .002% of the voting rights of Digex calculated on an as-converted basis. Subject to the legal availability of funds, the Preferred Stock is redeemable on January 12, 2004 for $50 million.

          9. In addition to the ownership interest in Digex, WorldCom has the following commercial agreements with Digex (collectively, the "Digex Commercial Agreements"): (i) a master channel agreement, dated January 1, 2001 (the "Master Channel Agreement"), pursuant to which MCI WorldCom Network Services, Inc. ("WNS") rebrands Digex Managed Hosting Services and distributes such services as

WorldCom Managed Hosting Services; (ii) a master facilities agreement, dated January 1, 2001, pursuant to which WNS licenses to Digex the right to occupy space and agrees to provide to Digex ancillary services in certain of WorldCom's data centers; and (iii) a UUNet Multi-Megabit Agreement, dated October 18, 2000, pursuant to which Digex purchases bandwidth and connectivity from UUNet Technologies, Inc.

          10. In addition, WorldCom has the following two Note Purchase Agreements (the "Note Purchase Agreements") with Digex, pursuant to which Digex borrowed funds from WorldCom: (i) a Note Purchase Agreement for $102,200,000 Floating Rate Senior Notes due December 31, 2002 (the "First Note Purchase Agreement"); and (ii) a Note Purchase Agreement for $25,000,000 Floating Rate Senior Notes due December 31, 2003 (the "Second Note Purchase Agreement"). The First Note Purchase Agreement and the Digex Commercial Agreements were entered into pursuant to the terms of a settlement among Digex shareholders, Intermedia, and WorldCom, Inc., which settlement was approved by the Delaware Chancery Court in March 2001 (the "Digex Settlement"). Funds made available under the First Note Purchase Agreement funded Digex's business plans for 2001 and 2002. In December 2002, Digex exercised its right to extend the maturity of all outstanding notes under the First Note Purchase Agreement to December 31, 2006. Having exercised that right, the First Note Purchase Agreement obligates Digex to make equal monthly straight-line amortization payments on the outstanding principal amount due to WorldCom.

          11. The Second Note Purchase Agreement, which was entered into subsequent to the First Note Purchase Agreement and the Commercial Agreements, was not a condition of the Digex Settlement. Digex borrowed the entire $25,000,000 available under the Second Note Purchase Agreement in 2001.
Interest is payable on the notes issued under the Second Note Purchase Agreement on a monthly basis. Principal is due in a single payment at maturity
- December 31, 2003. Unlike the First Note Purchase Agreement, Digex does not have the option to extend the maturity of the notes under the Second Note Purchase Agreement.

          12. Digex ceased making any payments to WorldCom under the First and Second Note Purchase Agreements in March 2003.

          13. As of the Commencement Date, WNS owed Digex approximately $60,000,000 under the Master Channel Agreement. In its proof of claim filed in January 2003, Digex asserts that it is owed approximately $157,000,000 under that same agreement. The amount claimed by Digex is predicated on the application of a take-or-pay commitment, or "Underutilization Fee," in the Master Channel Agreement through the end of 2002, but does not take into account an EBITDA sharing provision in such agreement that would result in a payment back to WorldCom.

          14. As of the Commencement Date, Digex owed to Intermedia in excess of $116,300,000 under the Note Purchase Agreements. Digex has asserted that it is entitled to setoff any amounts it owes under the Note Purchase Agreements against any amounts it is owed under the Master Channel Agreement. The Debtors dispute such assertion.

          15. Following the Commencement Date, three independent directors were appointed to the Digex Board of Directors (the "Independent Directors"). As a result of the commencement of the Debtors' chapter 11 cases as well as the financial difficulties in the telecommunications sector, Digex determined that it required financial restructuring in order to ensure continued operations as a going concern. The Independent Directors, comprising a special committee of the Board of Directors of Digex (the "Special Committee"), reviewed strategic alternatives for Digex and retained separate legal and financial advisors to represent the interests of Digex.

          16. During an approximate five-month period commencing October 2002, the Special Committee and its advisors contacted approximately 120 potential strategic and financial buyers to solicit bids for acquiring Digex. Approximately 50 potential buyers received a confidential information memorandum and 11 of those potential buyers made a non-binding initial indication of interest. Following management presentations and further due diligence, only one final offer was received by the Special Committee. Following consultation with WorldCom as the majority stockholder of Digex, the Special Committee notified the offeror that Digex could not accept the offer. The offeror did not make any further offer.

          17. WorldCom has undertaken an analysis of the operations, assets, and liabilities of Digex. Such analysis included considerations of the liquidity issues faced by Digex and the concern about Digex's ability to continue as a going concern if Digex is unable to obtain external financing for its operations. Following such analysis and upon consideration of WorldCom's financial interests in Digex, including Intermedia's common stock interest, the impact upon WorldCom's customers of an interruption in the services provided by Digex or obtained under the Digex Commercial Agreements, and the approximately $127,000,000 owed to Intermedia under the Note Purchase Agreements and the setoff issues related thereto, WorldCom has determined that it is in the best interest of WorldCom, its estates, and creditors to acquire Digex as set forth herein.

                           The Acquisition of Digex

          18. In order to effectuate the acquisition of Digex, WorldCom has taken or will undertake the follow steps:

                o On July 23, 2003, WorldCom, Inc. and HP entered into that certain Stock Purchase Agreement pursuant to which WorldCom will acquire the outstanding shares of Preferred Stock for $11 million (the "Stock Purchase Agreement"). The Stock Purchase Agreement is subject to Court approval and consummation of the purchase and the payment of the $11 million under such agreement are contingent upon the successful consummation of the Tender Offer (as defined below).

                o As promptly as practicable after the Court authorizes and approves such action and transaction, WorldCom will commence a tender offer to acquire all of the outstanding Publicly Traded Shares of Digex not owned by WorldCom, Intermedia, or Intermedia Investment (the "Tender Offer") for cash in the amount of $0.70 per share. Consummation of the Tender Offer is conditioned upon WorldCom's receiving valid tenders (that have not been withdrawn prior to expiration of the Tender Offer) of a sufficient number of the Publicly Traded Shares such that, after purchase of the shares pursuant to the Tender Offer, WorldCom, Inc., Intermedia, and Intermedia Investment would own at least 90% of the outstanding shares of Class A Common Stock on an as-converted basis (the "Minimum Condition").2 "On an as-converted basis" means the percentage of shares of the Class A Common Stock that WorldCom, Intermedia, and Intermedia Investment would own following conversion into shares of Class A Common Stock of the shares of Class B Common Stock they own and the shares of Preferred Stock they propose to purchase under the Stock Purchase Agreement.


_______________

2 Based upon information available to WorldCom regarding the outstanding shares of Class A Common Stock, WorldCom believes that there are 25,519,461 shares of Class A Common Stock outstanding and that WorldCom will need to acquire approximately 18,959,416, or approximately 74.3%, of such outstanding shares to meet the Minimum Condition.

                0   Upon acquisition of a sufficient number of Publicly
                    Traded Shares as part of the Tender Offer to meet the Minimum Condition, WorldCom will cause Digex to be merged with Intermedia Investment (the "Merger") in a short-form merger pursuant to the provisions of Section 253 of the Delaware General Corporation Law ("DGCL"). As part of such Merger, WorldCom will cause to be paid to the remaining holders (other than WorldCom, Intermedia, or Intermedia Investment) of shares of Class A Common Stock for such shares (i) the same consideration for their shares as paid to the holders of Class A Common Stock who tendered their shares in the Tender Offer or (ii) for those holders that exercise appraisal rights in respect of such shares pursuant to Section 262 of the DGCL, the fair value of their shares (which may be an amount less than, more than, or equal to the consideration paid in the Tender Offer).

                o Following consummation of the Tender Offer and the Merger, WorldCom, Inc. will have an administrative claim pursuant to section 503 of the Bankruptcy Code against Intermedia and its subsidiaries (the "Administrative Claim") in an amount equal to the sum of (i) the purchase price of the Preferred Stock, (ii) the purchase price for the Publicly Traded Shares (whether acquired pursuant to the Tender Offer or otherwise), and (iii) any other related costs. To the extent the Debtors' proposed plan of reorganization, dated July 9 2003 (the "Plan"), is confirmed by the Court, upon confirmation of the Plan, the Administrative Claim shall be deemed satisfied.

          19. In view of the overall value of Digex to WorldCom, acquisition of the Preferred Stock by WorldCom is eminently reasonable and, in fact, is a necessary component to WorldCom's acquisition of Digex and realization of such value. The Stock Purchase Agreement was negotiated at length with HP and its representatives. WorldCom submits that the terms of the Stock Purchase Agreement are favorable to WorldCom and, based upon the rights of holders of the Preferred Stock and the valuation of Digex performed by WorldCom, the purchase price for the Preferred Stock is fair and reasonable under the circumstances.

          20. The proposal of WorldCom to make the Tender Offer for the Publicly Traded Shares as set forth herein is not intended to be legally binding. If

WorldCom makes the Tender Offer, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission (the "SEC") and the mailing of appropriate materials to the holders of the Publicly Traded Shares.

          21. Any communication regarding the potential Tender Offer will be filed with the SEC on Schedule TO as "pre-commencement communications" to a tender offer. When it becomes available, stockholders of Digex should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13E-3) to be filed by WorldCom as it will contain important information about the Tender Offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO free of charge from the SEC's website at http://www.sec.gov or from WorldCom by directing a request to WorldCom, Inc., 22001 Loudon County Parkway, Ashburn, VA 20147.

                                    Relief Requested

          22. Pursuant to section 363 of the Bankruptcy Code, WorldCom is seeking (i) approval of the Stock Purchase Agreement, (ii) authorization to commence and consummate the Tender Offer, (iii) to the extent necessary, authorization to implement the Merger; and (iv) authorization of payment for shares pursuant to the Stock Purchase Agreement, the Tender Offer, and the Merger, and other related costs.

          23. Section 363(b)(1) of the Bankruptcy Code provides, in relevant part, that "[t]he trustee, after notice and a hearing, may use, sell, or lease, other than in the ordinary course of business, property of the estate." 11 U.S.C. ss. 363(b)(1). Although section 363 of the Bankruptcy Code does not set forth a standard for determining when it is appropriate for a court to authorize the sale or disposition of a debtor's assets, courts in the Second Circuit and others, in applying this section, have required that it be based upon the sound business judgment of the debtor. See In re Chateaugay Corp., 973 F.2d 141 (2d Cir. 1992) (holding that a judge determining a ss. 363(b) application must find from the evidence presented before him a good business reason to grant such application); Committee of Equity Sec. Holders v. Lionel Corp. (In re Lionel Corp.), 722 F.2d 1063, 1071 (2d Cir. 1983) (same).

                     Acquisition of Digex is an Exercise
                   of Sound Business Judgment and is in the
               Best Interests of the Estates and all Creditors

          24. The decision to acquire Digex is an exercise of sound business judgment for several reasons. First, the Web hosting services provided by Digex to WorldCom's customers (through WNS) are an integral component of the services that WorldCom supplies to its customers. Absent a financial restructuring of Digex, there exists a likelihood of an interruption of such services to WorldCom's customers. Such interruptions could cause customers to terminate their relationships with WorldCom with respect to not only the Web hosting services provided through Digex, but of the entire package of services provided to such customers. WorldCom submits that acquisition of Digex as set forth herein ensures WorldCom's ability to continue to provide such services to its customers and enhances the product offerings available from WorldCom.

          25. Second, in the event of a chapter 11 filing by Digex, there exists a high likelihood that Intermedia's invested ownership interest in Digex would be extinguished. Acquisition of Digex preserves a valuable asset of WorldCom's estates, i.e., its financial interests in Digex.

          26. Third, WorldCom believes that it can obtain additional value from Digex's operations as a result of cost and revenue synergies. WorldCom believes meaningful synergies can be obtained through (i) reduction in certain back-office staffing and infrastructure; (ii) streamlining customer support and management functions; (iii) integrating Digex into WorldCom's sales process, including, without limitation, improved training and incentives for WorldCom's sales force; and (iv) enhancement of WorldCom's and Digex's product offerings. The increased value resulting from the synergies between WorldCom and Digex is a significant benefit to the estates.

          27. Fourth, while WorldCom believes that there are defenses to Digex's assertion that it is entitled to setoff any amounts it owes under the Note Purchase Agreement against any amounts it is owed under the Master Channel Agreement, litigation regarding this issue is uncertain and may be complex and protracted. As noted by Digex in its public filings, without finding from an external source, there is substantial doubt about Digex's ability to continue as a going concern. Therefore, Digex may not be able to survive such litigation. Acquisition of Digex eliminates the need for litigation regarding this issue.

          28. In addition, WorldCom submits that entry into and consummation of the Stock Purchase Agreement is an exercise of sound business judgment. As set forth at length above, acquisition of Digex as set forth herein provides several significant benefits to WorldCom, its estates, and creditors. Acquisition of the Preferred Stock pursuant to the Stock Purchase Agreement is an integral component of the acquisition of Digex. Moreover, the terms of the Stock Purchase Agreement and the purchase price of the Preferred Stock are the product of good faith, arm's-length negotiations and represent terms and pricing that are favorable to WorldCom and reasonable under the circumstances.

          29. Based upon the foregoing, WorldCom submits that the acquisition of Digex as set forth herein is an exercise of sound business judgment, is in the best interests of WorldCom, its estates, and creditors, and should be authorized in all respects.

                              Memorandum of Law

          30. This motion does not raise any novel issues of law, and accordingly, the Debtors respectfully request that the Court waive the requirement contained in Rule 9013-1(b) of the Local Bankruptcy Rules for the Southern District of New York that a separate memorandum of law be submitted in support of the Motion.

                                    Notice

          31. Notice of this Motion has been provided in accordance with the First Amended Case Management Order, dated December 23, 2002. The Debtors submit that no other or further notice need be provided.

          32. No previous motion or application for the relief sought herein has been made to this or any other court.

          WHEREFORE the Debtors respectfully request that the Court grant the relief requested herein and grant the Debtors such other and further relief as is just.

Dated: New York, New York
       July 24, 2003

                                       /s/ Lori R. Fife
                                 -------------------------
                                 Marcia L. Goldstein, Esq. (MG 2606)
                                 Lori R. Fife, Esq. (LF 2839)

                                 WEIL, GOTSHAL & MANGES LLP
                                 767 Fifth Avenue
                                 New York, NY  10153-0119
                                 Telephone: (212) 310-8000
                                 Facsimile: (212) 310-8007

                                          and

                                 Alfredo R. Perez, Esq.

                                 WEIL, GOTSHAL & MANGES LLP
                                 700 Louisiana, Suite 1600
                                 Houston, TX  77002
                                 Telephone: (713) 546-5000
                                 Facsimile: (713) 224-9511

                                 Attorneys for Debtors and
                                   Debtors in Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------------x
In re                                             :
                                                  :   Chapter 11 Case No.
WORLDCOM, INC., et al.,                           :   02-13533 (AJG)
                -- --                             :
                                                  :   (Jointly Administered)
                           Debtors.               :
--------------------------------------------------x

                         ORDER PURSUANT TO SECTION 363
                      OF THE BANKRUPTCY CODE AUTHORIZING
                      ACQUISITION OF DIGEX, INCORPORATED

          Upon the motion, dated July 24, 2003 (the "Motion"), of WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, the "Debtors"), for an order, pursuant to section 363 of title 11 of the United States Code (the "Bankruptcy Code") authorizing the acquisition of Digex, Incorporated, all as more fully set forth in the Motion; and the Court having jurisdiction to consider the Motion and the relief requested therein pursuant to 28 U.S.C. ss.ss. 157 and 1334; and consideration of the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. ss. 157(b); and venue being proper before this Court pursuant to 28 U.S.C. ss.ss. 1408 and 1409; and due and proper notice of the Motion having been provided, and no other or further notice need be provided; and the relief requested in the Motion being in the best interests of the Debtors and their estates and creditors; and the Court having reviewed the Motion and having heard the statements in support of the relief requested therein at a hearing before the Court (the "Hearing"); and the Court having determined that the legal and factual bases set forth in the Motion and at the Hearing establish just cause for the relief granted herein; and upon all of the proceedings had before the Court and after due deliberation and sufficient cause appearing therefor, it is

          ORDERED that the Motion is granted; and it is further

          ORDERED that, pursuant to section 363 of the Bankruptcy Code, the Debtors are authorized to enter into the Stock Purchase Agreement1; and it is further

          ORDERED that the Debtors are authorized to commence the Tender Offer for the Publicly Traded Shares and to acquire such shares for cash in the amount of $0.70 per share; and it is further

          ORDERED that, upon acquisition of the Preferred Stock and the Publicly Traded Shares, or necessary portion thereof, the Debtors are authorized to implement the Merger between Intermedia Investment and Digex; and it is further

          ORDERED that the Debtors are authorized to execute all documents and take all actions necessary or appropriate in furtherance of the Stock Purchase Agreement, the Tender Offer, and the Merger; and it is further

          ORDERED that, following consummation of the Tender Offer and the Merger, WorldCom, Inc. will have an administrative claim pursuant to section 503 of the Bankruptcy Code against Intermedia and its subsidiaries (the "Administrative Claim") in an amount equal to the sum of (i) the purchase price of the Preferred Stock, (ii) the purchase price for the Publicly Traded Shares (whether acquired pursuant to the Tender Offer or otherwise), and (iii) any other related costs; provided, however, that to the extent the Plan is confirmed by the Court, upon confirmation of the Plan, the Administrative


_______________

1 Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Motion.

Claim shall be deemed satisfied and no further obligations shall be due an owing on account of such claim; and it is further

          ORDERED that this Order shall be effective and enforceable immediately upon entry of this Order, pursuant to Fed. R. Bankr. P. 6004(g); and it is further

          ORDERED that the requirement under Rule 9013-1(b) of the Local Bankruptcy Rules for the Southern District of New York for the filing of a memorandum of law is waived.

Dated: New York, New York
       August __, 2003

                                            ------------------------------
                                            UNITED STATES BANKRUPTCY JUDGE

                              HEARING DATE AND TIME: August 5, 2003 @ 10:00 a.m.
                                  OBJECTION DEADLINE: August 4, 2003 @ 9:00 a.m.

WEIL, GOTSHAL & MANGES LLP
Attorneys for Debtors and Debtors in Possession
767 Fifth Avenue
New York, NY 10153-0119
Telephone: (212) 310-8000
Facsimile: (212) 310-8007
Marcia L. Goldstein, Esq. (MG 2606)
Lori R. Fife, Esq. (LF 2839)
Alfredo R. Perez, Esq.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------x
                                                 :
In re                                            :
                                                 :   Chapter 11 Case No.
WORLDCOM, INC., et al.,                          :   02-13533  (AJG)
                -- --                            :
                                                 :   (Jointly Administered)
                           Debtors.              :
-------------------------------------------------x

                      NOTICE OF HEARING REGARDING MOTION
                    OF THE DEBTORS PURSUANT TO SECTION 363
                      OF THE BANKRUPTCY CODE AUTHORIZING
                      ACQUISITION OF DIGEX, INCORPORATED

          PLEASE TAKE NOTICE that a hearing will be held before the Honorable Arthur J. Gonzalez, United States Bankruptcy Judge, in Room 523 of the United States Bankruptcy Court, Alexander Hamilton Custom House, One Bowling Green, New York, New York, on August 5, 2003, at 10:00 a.m. (the "Hearing"), or as soon thereafter as counsel may be heard to consider the Motion of the Debtors Pursuant to Section 363 of the Bankruptcy Code Authorizing Acquisition of Digex, Incorporated (the "Motion").

          PLEASE TAKE FURTHER NOTICE that responses or objections to the Motion, if any, must be in writing, shall conform to the Federal Rules of Bankruptcy

Procedure and the Local Rules of the Bankruptcy Court, and shall be filed with the Bankruptcy Court electronically in accordance with General Order M-242 (General Order M-242 and the User's Manual for the Electronic Case Filing System can be found at www.nysb.uscourts.gov), by registered users of the Bankruptcy Court's case filing system and, by all other parties in interest, on a 3.5 inch disk, preferably in Portable Document Format (PDF), WordPerfect or any other Windows-based word processing format (with a hard-copy delivered directly to Chambers), and shall be served in accordance with General Order M-242 upon (i) the Debtors, 1133 19th Street, Washington, D.C. 20036, Attention: Paul Eskildsen, Esq., Acting General Counsel, (ii) Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153,
Attention: Marcia L. Goldstein, Esq. and Lori R. Fife, Esq., attorneys for the Debtors; (iii) the Office of the United States Trustee for the Southern District of New York, 33 Whitehall Street, 21st floor, New York, New York 10004, Attention: Mary Elizabeth Tom, Esq.; (iv) Akin Gump Strauss Hauer & Feld, LLP, 590 Madison Avenue, New York, New York 10022, Attention: Daniel Golden, Esq., attorneys for the statutory committee of creditors; (v) Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, Washington, DC 20036,
Attention: Richard Thornburgh, Esq. attorneys for the examiner; and (vi) Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022,
Attention: Douglas Bartner, Esq., attorneys for the Debtors' postpetition lenders, and shall be filed with the Clerk of the United States Bankruptcy Court for the Southern



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



District of New York, in each case so as to be received no later than August 4, 2003, at 9:00 a.m. (New York City Time).

Dated:   New York, New York
         July 24, 2003

                                    /s/ Lori R. Fife
                                   -----------------
                                   Marcia L. Goldstein, Esq. (MG 2606)
                                   Lori R. Fife, Esq. (LF 2839)

                                   WEIL, GOTSHAL & MANGES LLP
                                   767 Fifth Avenue
                                   New York, NY  10153-0119
                                   Telephone: (212) 310-8000
                                   Facsimile: (212) 310-8007

                                            and

                                   Alfredo R. Perez, Esq.

                                   WEIL, GOTSHAL & MANGES LLP
                                   700 Louisiana, Suite 1600
                                   Houston, TX  77002
                                   Telephone: (713) 546-5000
                                   Facsimile: (713) 224-9511

                                   Attorneys for Debtors and
                                     Debtors in Possession



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